Exhibit 4.3.3

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE dated as of October 1, 2005 between XTO ENERGY INC., a Delaware corporation (hereinafter called the “Company”), and The Bank of New York Trust Company, N.A., a national banking association organized under the laws of the United States of America, trustee (hereinafter called the “Successor Trustee”).

RECITALS OF THE COMPANY

The Company and The Bank of New York, a New York banking corporation (hereinafter called the “Prior Trustee”), entered into that certain Indenture dated as of April 13, 2005 (as amended by First Supplemental Indenture dated as of April 13, 2005, the “Indenture”) for the equal and ratable benefit of the Holders of the Company’s 5.30% Senior Notes due 2015 (the “Notes”).

The Indenture identifies Prior Trustee as Trustee. However, on September 12, 2005, the Company, Prior Trustee, and Successor Trustee entered into an agreement by which Successor Trustee succeeded Prior Trustee in Prior Trustee’s capacities as Trustee, Paying Agent and Registrar effective October 1, 2005. Terms not defined herein shall have the meaning ascribed thereto in the Indenture.

Section 8.1 of the Indenture provides that the Company and the Trustee, without the consent of any Holders, may enter into one or more indentures supplemental to the Indenture to evidence and provide for the acceptance of appointment hereunder by a successor Trustee pursuant to the requirements of Sections 5.9 and 5.10.

The Company and the Successor Trustee desire to update the Indenture, in accordance with and pursuant to Section 8.1 of the Indenture, to reflect that the Successor Trustee and not the Prior Trustee is serving in the capacity as Trustee under the Indenture.

NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, it is mutually covenanted and agreed as follows:

1. Successor Trustee. In the introductory paragraph of the Indenture, the designation of “Trustee” is updated to reflect that the Successor Trustee and not the Prior Trustee is the Trustee, so that, as so updated and changed, said introductory paragraph shall read in its entirety as follows:

INDENTURE, dated as of April 13, 2005 between XTO Energy Inc., a Delaware corporation (hereinafter called the “Company”), and The Bank of New York Trust Company, N.A., an entity incorporated under the laws of the United States, as trustee (hereinafter called the “Trustee”).

2. References. Throughout the Indenture, references to the Trustee shall be deemed to refer to the Successor Trustee.

3. Effect of Amendments. Except as expressly set forth herein, the amendments contained herein shall not constitute an amendment or waiver of any provision of the Indenture, and all of such provisions shall remain in full force and effect and are hereby ratified and confirmed in all respects.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

XTO ENERGY INC.,
a Delaware corporation

By:	/s/ Brent W. Clum
Name: Brent W. Clum Title: Vice President and Treasurer

TRUSTEE:

THE BANK OF NEW YORK TRUST COMPANY, N.A., as Trustee

By:	/s/ John C. Stohlmann
Name: John C. Stohlmann
Title: Vice President

3